Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                                                                                                                                                                                              September 12, 2019
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Chalk

Re:	Diana Shipping Inc. Tender Offer on Schedule TO Filed September 6, 2019 File Number 005-81513

Dear Ms. Chalk:

We refer to the Schedule TO filed by Diana Shipping Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on September 6, 2019 (the "Schedule TO").  By letter dated September 9, 2019 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Schedule TO.

The Company has today filed via EDGAR Amendment No. 1 to the Schedule TO (the "Amended Schedule TO"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Schedule TO also includes updates related to the passage of time.

This letter responds to the Comment Letter.  The following numbered paragraph of this letter corresponds to the numbered paragraph in the Comment Letter.

Schedule TO-I - General

1.
Rule 13e-3 applies to any transaction "or series of transactions" that has a reasonable likelihood or purposes of producing one of the effects enumerated in Rule 13e-3(a)(3)(i). This is currently the fifth successive issuer tender offer conducted by Diana Shipping since November 2018. Please be aware that, while each offer has included a condition premised on the non-applicability of Rule 13e-3 to that particular offer, if a succession of transactions results in a going private effect, Rule 13e-3 may be implicated. In that case, we will analyze whether the transaction that ultimately has the going private effect as outlined in Rule 13e-3(a)(3)(i) is part of a series of transactions within the meaning of the Rule. If so, Schedule 13E-3 must be filed at the first step. Please confirm your understanding in your response letter.

The Company confirms its understanding of Rule 13e-3 and for the reasons set forth in this letter, the Company does not believe that Rule 13e-3 is applicable to the Schedule TO or the tender offer being conducted pursuant to the Schedule TO (the "Offer").

U.S. Securities and Exchange Commission
September 12, 2019

Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 3

2.
Given the issuer's history of conducting five successive tender offers since November 2018, revise to specifically address its intentions regarding another offer after this one terminates. If there are no present intentions to conduct additional offers, state the basis upon which a decision to do so will be made in future, based on past practices. See Item 1006(c) of Regulation M-A.

The Company supplementally advises the Staff that this Offer and each of the preceding tender offers conducted by the Company since November 2018 (collectively the "Tender Offers"), are not being conducted by the Company with a view to, and the Company does not have any current intention to, conduct a "going private" transaction in one or a series of transactions.

Like many shipping companies, the Company among other things pursues a long-term policy of fleet renewal that involves the sale of older assets.  The Company's stated policy is to apply the proceeds of such asset sales in a manner that is accretive to shareholders.  Such uses may include, among other uses, for additional working capital, the repayment of outstanding indebtedness or the repurchase of outstanding stock of the Company.

Consistent with the policy set forth above, the purchase of the common stock in each of the Tender Offers has been funded with proceeds from the sale of vessels that were sold based on the Company's long-term policy of fleet renewal.  However, notwithstanding market conditions, the Company does not intend to acquire its own common stock with proceeds from any other sources than sales of vessels, and therefore the Company currently does not expect future tender offers, if any, to result in the acquisition of more than an additional 20% of the Company's current issued and outstanding stock.

The Company has amended the Offer to Purchase to include the following disclosure relating to its plans for any future tender offers under the headings "Summary Term Sheet" and "The Tender Offer—2. Purpose of the Offer; Certain Effects of the Offer; Other Plans":

"We do not have any current plans to conduct additional tender offers or otherwise purchase additional common shares. While there can be no assurances that we will do so, based on current market conditions in the dry bulk sector, the current price of our common shares on the New York Stock Exchange, and our current fleet profile, we expect that the conduct of one or more additional tender offers for our common shares may be in our best interests.  Any changes in the dry bulk sector or in our stock price, among other factors, could result in a different conclusion. Any sale of a vessel or a tender offer conducted in the future, respectively, is subject to the approval of our Board of Directors in its sole discretion."

3.
See our last comment above. Here or in an appropriate section of the Offer to Purchase, disclose the four prior issuer tender offers Diana Shipping has conducted since November 2018, including the dates, number of shares sought, number of shares purchased and offer price. Include the same disclosure in any future offers to purchase. See generally, Item 1008(b) of Regulation M-A.

U.S. Securities and Exchange Commission
September 12, 2019

The Company has amended its Offer to Purchase to include the following disclosures under the heading "The Tender Offer—2. Purpose of the Offer; Certain Effects of the Offer; Other Plans":

"On November 21, 2018, we announced the commencement of a tender offer to purchase up to 4,166,666 shares, or about 3.86%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.60 per share ("Tender Offer No. 1").  On December 31, 2018, we announced that we purchased a total of 4,166,666 shares in connection with Tender Offer No. 1 for an aggregate purchase price of US$14,999,997.60.

On February 27, 2019, we announced the commencement of a tender offer to purchase up to 5,178,571 shares, or about 4.9%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $2.80 per share ("Tender Offer No. 2").  On April 2, 2019, we announced that we purchased a total of 3,889,386.6175 shares in connection with Tender Offer No. 2 for an aggregate purchase price of US$10,890,282.53.

On April 15, 2019, we announced the commencement of a tender offer to purchase up to 3,125,000 shares, or about 3.1%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.20 per share ("Tender Offer No. 3").  On May 14, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 3 to $3.40 per share and extended Tender Offer No. 3 to allow additional time for stockholders to tender their shares. On June 5, 2019, we announced that we purchased a total of 3,125,000 shares in connection with Tender Offer No. 3 for an aggregate purchase price of US$10,625,000.

On June 14, 2019, we announced the commencement of a tender offer to purchase up to 2,000,000 shares, or about 2.0%, of our then outstanding common stock using funds available from cash and cash equivalents at a price of $3.25 per share ("Tender Offer No. 4," and together with Tender Offer No. 1, Tender Offer No. 2 and Tender Offer No. 3, the "Prior Tender Offers").  On July 11, 2019, we announced that we increased the purchase price to be paid in Tender Offer No. 4 to $3.75 per share and extended Tender Offer No. 4 to allow additional time for stockholders to tender their shares. On July 31, 2019, we announced that we purchased a total of 2,000,000 shares in connection with Tender Offer No. 4 for an aggregate purchase price of US$7,500,000."

4.
It appears that Diana Shipping has repurchased almost 17% of its outstanding shares through issuer tender offers conducted since November 2018 (assuming full participation in this offer). Affiliates of the company own over 28% of its shares. Disclose the aggregate increase in their ownership resulting from these offers. See generally, Item 1008(a) of Regulation M-A.

The Company has amended the Offer to Purchase under the heading "The Tender Offer—10. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" to include the requested disclosure relating to the impact of the five tender offers (assuming the current offer is fully subscribed) on the shareholders of the named executive officers and other insiders.

* * * * *

U.S. Securities and Exchange Commission
September 12, 2019

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely,

/s/ Edward S. Horton
Edward S. Horton, Esq.

cc:          Simeon Palios
Chief Executive Officer
Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece